# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TERAWULF INC., CIK 0001083301
CUSIP: 88080T104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001885427

## Reporting persons
- REVOLVE CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 18,985,071; shared voting power 0; sole dispositive power 18,985,071; shared dispositive power 0; aggregate amount beneficially owned 18,985,071 (4.9% of the class)
  Comment: The shares are held of record by Revolve Capital LLC and comprises (i) 17,060,622 shares of Common Stock following a gift of 800,000 shares to a trust, (ii) 337,777 shares of Common Stock into which shares of Series A Convertible Preferred Stock are convertible, which includes dividends accumulated through December 31, 2024, and (iii) 1,587,302 warrants exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer's Common Stock.
  
  The percentage shown in Box 11 is calculated based on 383,137,722 shares of Common Stock outstanding as of May 23, 2025, as reported in the Issuer's Prospective Supplement filing pursuant to Rule 424(b)(7), filed with the Securities and Exchange Commission on May 30, 2025.

## Item 1. Issuer
Name of issuer: TERAWULF INC.
Address of issuer's principal executive offices: 9 Federal Street, Easton, MD 21601

## Item 2. Person Filing
Name of person filing: Revolve Capital LLC
Address of principal business office or, if none, residence: 339 Dorado Beach East, Dorado PR 00646
Citizenship: Revolve Capital LLC is a Puerto Rico limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The shares of common stock are held of record by Revolve Capital LLC. Lauren O'Rourke is the sole member, President and Secretary of Revolve Capital LLC and has voting and dispositive power over the shares of TeraWulf common stock owned by Revolve Capital LLC.
Percent of class: 4.9
Sole power to vote or to direct the vote: 18,985,701
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,985,701
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- REVOLVE CAPITAL LLC: /s/ Lauren O'Rourke, Lauren O'Rourke, President (06/09/2025)